U-HAUL HOLDING COMPANY

October 13, 2023

VIA EDGAR

Ms. Alyssa Wall
Ms. Amanda Ravitz
Division of Corporation Finance
Disclosure Review Program
United States Securities and Exchange Commission
Washington, DC 20549

Re: U-Haul Holding Company
Definitive Proxy Statement on Schedule 14A
Filed July 7, 2023
File No. 001-11255

Dear Ms. Wall and Ms. Ravitz:

We respectfully acknowledge the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in the Staff's letter dated September 29, 2023, to U-Haul Holding Company (the "Company"), with respect to the Company's Definitive Proxy Statement on Schedule 14A filed July 7, 2023.

The Company confirms that we will enhance our future proxy disclosures in accordance with the topics discussed in the letter.

Sincerely,

/s/ Kristine K. Campbell
Kristine K. Campbell
General Counsel & Corporate Secretary

cc: Edward J. Shoen
Jason A. Berg